Mail Stop 4561

June 13, 2007

Jeffrey A. Wahba
Chief Financial Officer
HireRight, Inc.
5151 California Avenue
Irvine, CA 92617

Re: HireRight, Inc.
Amendment No. 2 to Form S-1
Filed on June 1, 2007
File No. 333-140613

Dear Mr. Wahba:

We have reviewed your amendment and have the following comments.

General

1. We are in receipt of your request for confidential treatment for exhibit 10.13
    submitted on June 1. We will contact you separately with any comments.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 28

Valuation of [Y]our Common Stock at the Time of Grant, page 32

2. We note your response to prior comment number 5 of our letter dated May 11,
    2007 that still states that you do not believe that you are required to include an
    expert's consent. However, your disclosure on page 32 states that you determined
    the fair value of your common stock "with the assistance of contemporaneous
    valuation analysis." If an expert is referred to in any capacity you are required to
    disclose the name of the expert and include the expert's consent with the filing
    pursuant to Rule 436(b) of Regulation C. Since you have referred to the
    contemporaneous valuation analysis performed by a third-party, you have
    triggered the requirement. Please revise.

3. We note that you have included disclosures regarding the intrinsic value of your
    common stock. Since you have adopted SFAS 123R, please tell us your
    consideration of providing disclosures with respect to the fair value of all
    outstanding vested and unvested options based on the estimated IPO price and the

options outstanding as of the most recent balance sheet date included in the registration statement. We refer you to paragraph 180 and related footnote 61 of the Practice Aid for further guidance.

4. We note you have revised your disclosure to discuss the reasons your common stock increased during fiscal years 2006 and 2007. Please tell us your consideration of disclosing all significant assumptions involved in determining the fair value of your common stock at each valuation date. For example, it appears that the probability weight given to each of the potential "three potential scenarios" had a significant impact on the value of your common stock. If this is correct, you should disclose the probability weight given to each of the three scenarios and disclose the changes in the probability at each valuation date. Such disclosures are required pursuant to Section V of SEC Release 33-8350. Please revise your disclosure accordingly.

5. Revise your disclosure to quantify the impact of the changes in assumptions on the value of your stock between valuation dates. For example, your disclosure lists the primary factors for the increase in the value of your stock in fiscal years 2006 and 2007. To the extent the information is reasonably available, quantify the impact of each of these factors on the value of your stock at each valuation date. We again refer you to Section V of SEC Release 33-8350.

Management, page 62

6. Margaret L. Taylor joined your board of directors in May 2007. As such, please either file her consent to be named as a director pursuant to Rule 438 of Regulation C or have her sign your registration statement.

Compensation Discussion and Analysis, page 67

7. Please see prior comment 6 of our letter dated May 17, 2007 as well as prior comment 35 of our letter dated March 12, 2007. We are unable to locate your revised disclosure stating that HireRight is in the process of amending and restating its Executive Short-Term Incentive Plan to change the stated goals from personal goals to company-wide goals. Further, according to footnote two of your Summary Compensation Table, cash bonus awards made to each named executive officer based on the attainment of certain pre-established performance criteria in 2006 are discussed in further detail in Compensation Discussion and Analysis. Please direct us to such discussion.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Research and Development Expense, page F-10

8. We note your response to prior comment number 9 of our letter dated May 11, 2007 with respect to your accounting policy for software development costs. Your response indicates that upon reconsideration you determined that software development costs should be accounted for in accordance with SOP 98-1. Please expand your response to explain how you have determined that the misapplication of SFAS 86 did not result in a material error in the amounts reported in the financial statements presented in your registration statement. Please provide a full analysis describing how you have previously applied the provisions of SFAS 86 and how you currently apply the provisions of SOP 98-1 to account for your software development costs. As part of your response, explain how you considered the different thresholds for capitalization under each set of guidance and the related impact on the amount of capitalized software development costs for each period presented. Ensure your response addresses all software development costs, not just the costs incurred to develop your hosted website.

You may contact Morgan Youngwood at 202-551-3479 or Chris White at 202-551-3461, if you have questions regarding comments on the financial statements and related matters. Please address all other comments to Maryse Mills-Apenteng at 202-551-3457. If you require further assistance you may contact the undersigned at 202-551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via facsimile: 949-932-3601
     Ellen S. Bancroft, Esq.
     J.R. Kang, Esq.
     Jason Wisniewski, Esq.
     Dorsey & Whitney LLP

     Via facsimile: 213-891-8763
     Mark A. Stegemoeller, Esq.
     Angela Grinstead, Esq.
     Latham & Watkins LLP